SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

QAD Inc.
(Name of the Issuer)

QAD Inc.
QAD Parent, LLC
Project Quick Merger Sub, Inc.
Thoma Bravo Fund XIV, L.P.
Pamela M. Lopker
Lopker Living Trust dated November 18, 2013
Estate of Karl F. Lopker
(Names of Persons Filing Statement)
Class A Common Stock, Par Value $0.001 per share
Class B Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
Class A 74727D306
Class B 74727D207
(CUSIP Number of Class of Securities)

Daniel Lender Chief Financial Officer QAD Inc. 100 Innovation Place Santa Barbara, CA 93108 (805) 566-6709	S. Scott Crabill Peter Stefanksi c/o Thoma Bravo, L.P. 600 Montgomery Street, 20 Floor San Fransisco, CA 91444 (415) 263-3660	Pamela M. Lopker 100 Innovation Place Santa Barbara, CA 93108 (805) 566-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Jeffrey D. Marell
Krishna Veeraraghavan
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000
Craig Miller
Veronica Lah
Manatt, Phelps & Phillips, LLP
One Embarcadero Center
30th Floor
San Francisco, CA 94111
(415) 291-7400
Theodore A. Peto, P.C. Bradley C. Reed, P.C. Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654 (312) 862-2000	David M. Hernand Sean A. Monroe Paul Hastings LLP 1999 Avenue of the Stars, 27th Floor Los Angeles, CA 90067 (310) 620-5700
This statement is filed in connection with (check the appropriate box):
a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,959,900,687.50	$213,825.17

*
Calculated solely for purposes of determining the filing fee. The transaction value was calculated as the sum of (A) 17,662,554 shares of Class A Common Stock multiplied by the Merger Consideration of $87.50 per share; (B) 3,344,775 shares of Class B Common Stock multiplied by the Merger Consideration of $87.50 per share; (C) 950,000 Shares subject to Company SARs which would convert into 622,584 issued Shares (such amount determined using a weighted average exercise price per share of $30.16 and the Merger Consideration of $87.50 per Share) multiplied by the Merger Consideration of $87.50 per share; (D) 537,199 shares of Class A Common Stock issuable upon settlement of Company RSUs multiplied by the Merger Consideration of $87.50 per share; and (E) 231,753 shares of Class A Common Stock issuable upon settlement of Company PSUs multiplied by the Merger Consideration of $87.50 per share (assuming the maximum achievement of the performance goals applicable to such award, and assuming the satisfaction of all other conditions to such delivery); which results in a proposed maximum aggregate value of $1,959,900,687.50 and a total filing fee due of $213,825.17.

**
In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001091 by the aggregate transaction valuation.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid: $213,825.17

(2)
Form, Schedule or Registration Statement No.: Schedule 14A

(3)
Filing Party: QAD Inc.

(4)
Date Filed: August 2, 2021

INTRODUCTION
This Amendment No. 2 (this “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) QAD Inc. (“QAD” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.001 per share (the “Class A Common Stock”) and the Class B common stock, par value $0.001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Project Quick Merger Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) QAD Parent, LLC, a Delaware limited liability company and the parent of Merger Sub (f/k/a Project Quick Parent, LLC) (“Parent”), (iv) Thoma Bravo Fund XIV, L.P., a Delaware limited partnership and an affiliate of Parent and Merger sub (“TB Fund XIV” and, collectively with Parent and Merger Sub, the “TB Parties”), (v) Pamela M. Lopker, the Company’s founder and President, and (vi) certain entities affiliated with Ms. Lopker, namely, the Lopker Living Trust dated November 18, 2013, and the Estate of Karl F. Lopker (together with Ms. Lopker, the “Lopker Entities”). The TB Parties are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 27, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent.
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Company’s definitive proxy statement, dated September 9, 2021 (as previously supplemented on September 27, 2021 and October 12, 2021, the “Definitive Proxy Statement”), including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the appendices thereto.
Capitalized terms used but not expressly defined in this Final Amendment shall have the respective meanings given to them in the Definitive Proxy Statement.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.

Item 15.   Additional Information
(c)   Other Material Information.   The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:
On November 2, 2021, at the Special Meeting, QAD’s stockholders voted to (i) approve and adopt the Merger Agreement, and approve the transactions contemplated thereby, including the Merger the “Merger Agreement Proposal”) and (ii) approve a non-binding, advisory proposal to approve certain compensation arrangements for the Company’s named executive officers in connection with the Merger.
The Merger Agreement Proposal was approved by the affirmative vote of the holders of (i) a majority of the voting power of all outstanding Shares entitled to vote, voting as a single class, and (ii) a majority of the voting power of all outstanding Shares, voting as a single class, that are not owned, beneficially or of record, by the Lopker Entities, their respective affiliates, or any executive officer or director of the Company. The holders of Class A Common Stock and Class B Common Stock voted together as a single class. Each record holder of Class A Common Stock was entitled to 1/20th of the vote for each share of Class A Common Stock owned of record on the record date and each holder of Class B Common Stock was entitled to one (1) vote for each share of Class B Common stock owned of record on the record date.
On November 5, 2021, Parent filed a Certificate of Merger with the Office of the Secretary of State of the State of Delaware, pursuant to which the Merger became effective and Merger Sub was merged with and into QAD, with QAD continuing as the surviving corporation in the Merger. As a result of the Merger, QAD became a wholly owned subsidiary of Parent.
At the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) was automatically converted into the right to receive $87.50 in cash, without interest, less any applicable withholding taxes.
As a result of the Merger, the Company’s Shares have ceased to trade on Nasdaq and became eligible for delisting from Nasdaq and termination of registration under the Exchange Act. QAD has requested that Nasdaq file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Shares from Nasdaq. QAD intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16.   Exhibits
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of QAD Inc. (included in the Schedule 14A filed on September 9, 2021, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(5)(i)	Press Release, dated June 28, 2021 (incorporated by reference to Exhibit 99.1 to QAD Inc.’s Form 8-K (filed June 28, 2021) (File No. 001-35013)).
(a)(5)(ii)	Press Release, dated October 12, 2021 (incorporated by reference to Exhibit 99.1 to QAD Inc.’s Form 8-K (filed October 12, 2021) (File No. 001-35013)).
(a)(6)	QAD Inc. Supplement to Definitive Proxy Statement filed on September 27, 2021 pursuant to Rule 14a-12 (incorporated herein by reference)
(a)(7)	QAD Inc. Supplement to Definitive Proxy Statement filed on October 12, 2021 (incorporated herein by reference)
(a)(8)	QAD Inc. Supplement to Definitive Proxy Statement filed on October 12, 2021 pursuant to Rule 14a-12 (incorporated herein by reference)
(b)(i)†
Commitment Letter, dated June 29, 2021, by and among Project Quick Merger Parent LLC, Project Quick Merger Sub, Inc., Golub Capital Markets LLC, Owl Rock Capital Advisors LLC, Thoma Bravo Credit Fund I, L.P. and Thoma Bravo Credit Fund II, L.P.

(c)(i)	Opinion of Morgan Stanley & Co. LLC, dated June 27, 2021 (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)†*
Valuation Materials Underlying Fairness Opinion, dated June 25, 2021, of Morgan Stanley & Co. LLC prepared for the Special Committee (as defined in the Proxy Statement) of QAD Inc.’s Board of Directors.

(c)(iii)†
Valuation Materials Underlying Fairness Opinion, dated June 27, 2021, of Morgan Stanley & Co. LLC prepared for the Special Committee (as defined in the Proxy Statement) of QAD Inc.’s Board of Directors.

(d)(i)	Agreement and Plan of Merger, dated June 27, 2021 by and among QAD Inc., QAD Parent, LLC (f/k/a Project Quick Parent, LLC) and Project Quick Merger Sub, Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).
(d)(ii)	Support Agreement, dated as of June 27, 2021, by and among QAD Inc., QAD Parent, LLC (f/k/a Project Quick Parent, LLC), Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).
(d)(iii)	Contribution and Exchange Agreement, dated June 27, 2021 by and between Project Quick Ultimate Parent, LP and Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).
(d)(iv)†	Limited Guaranty, dated as of June 27, 2021, entered into by Thoma Bravo Fund XIV, L.P., in favor of QAD Inc.
(d)(v)†	Equity Commitment Letter, dated as of June 27, 2021, by and between Thoma Bravo Fund XIV, L.P. and QAD Parent, LLC (f/k/a Project Quick Parent, LLC).
(d)(vi)	Joinder to the Support Agreement, dated August 30, 2021, by and between Pamela M. Lopker and Lopker Family Foundation (included as Annex F to the Definitive Proxy Statement, and

Exhibit No.	Description
incorporated herein by reference).
(d)(vii)	Notice and Joinder to the Support Agreement, dated October 19, 2021, by and between QAD Inc., QAD Parent, LLC (f/k/a Project Quick Parent, LLC), LLC, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, the Estate of Karl F. Lopker and Fidelity Investments Charitable Gift Fund (included as Exhibit C to the Schedule 13D filed by Pamela M. Lopker on October 26, 2021, and incorporated herein by reference).
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex E to the Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.

*
Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
QAD INC.
By:       /s/ Daniel Lender

Name:    Daniel Lender
Title:     Chief Financial Officer
Date: November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
QAD PARENT, LLC
By:       /s/ S. Scott Crabill

Name:    S. Scott Crabill
Title:     President and Assistant Treasurer
Date: November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PROJECT QUICK MERGER SUB, INC.
By:       /s/ S. Scott Crabill

Name:    S. Scott Crabill
Title:     President and Assistant Treasurer
Date: November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THOMA BRAVO FUND XIV, L.P.
By:       Thoma Bravo Partners XIV, L.P.
Its:       General Partner
By:       Thoma Bravo UGP XIV, LLC
Its:       General Partner
By:       Thoma Bravo UGP, LLC
Its:       Managing Member
By:       /s/ S. Scott Crabill

Name:    S. Scott Crabill
Title:     Managing Partner
Date: November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PAMELA M. LOPKER
By:       /s/ Pamela M. Lopker

Name:    Pamela M. Lopker
Date: November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LOPKER LIVING TRUST DATED
NOVEMBER 18, 2013
By:       /s/ Pamela M. Lopker

Name:    Pamela M. Lopker
Title:     Trustee
Date: November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ESTATE OF KARL F. LOPKER
By:       /s/ Pamela M. Lopker

Name:   Pamela M. Lopker
Title:     Personal Representative
Date: November 5, 2021